Vecast, Inc.

2 N. Lake Avenue, Suite 870, Pasadena, CA  91101

 Telephone: 626-666-3909

Facsimile: 626-666-5882

 VIA EDGAR

January 2, 2014

United States Securities and Exchange Commission

Legal Branch

100 F Street, N.E.

Washington, DC  20549

Attn: Barbara C. Jacobs

Re:	Vecast Inc
Withdrawal of Registration Statement on Form S-1
File No. 333-171146

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vecast, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-171146), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 14, 2010. The Registration Statement was not declared effective by the Commission under the Securities Act.

The Registrant requests this withdrawal due to the significant change of business operations to the manufacturing of energy saving building materials.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, in reliance on Rule 155(c) promulgated under the Securities Act, undertake a subsequent private offering.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding the withdrawal, please contact me. Thank you for your assistance in this matter.

 Sincerely,

Vecast, Inc.

/s/ George Wu

    George Wu

Chairman of Board, Chief Executive Officer, Board Director